June 2, 2005


By U.S. Mail and Facsimile [ (858) 630 - 2918 ]

Mr. Ralph M. Amato,
  President and Chief Executive Officer
BOYSTOYS.COM, INC.
5782 Caminito Empresa,
La Jolla, California  92037

	Re:	BoysToys.com, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 13, 2005
		File No. 0-30396

Dear Mr. Amato:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your document in response to these comments in an amendment to the December 31, 2004 Annual Report on Form 10-KSB. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within 10 business days from the date of this letter, and an amendment to the Form 10-K should be filed within 15 business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Ralph M. Amato
BoysToys.com, Inc.
June 2, 2005
Page 2

Form 10-KSB (Fiscal Year Ended December 31, 2004)

Financial Statements

1. We note that on October 6, 2002, the Bankruptcy Court entered an order for a Chapter 7 dissolution of the Company and its assets, and that your prior proposed plan of reorganization under Chapter 11 was rejected by the Court. Please revise your audited financial statements or, explain to us in detail why your financial statements have not been presented on a liquidation basis of accounting for the period, beginning October 6, 2002 and for each fiscal year through the year ended December 31, 2004 and any subsequent interim period.
Under a liquidation basis of accounting, a statement of net assets in liquidation (and not be titled a balance sheet), should be presented that reflects the estimated realizable amounts of assets and reports the settlement amount of liabilities. In addition, a statement of changes in net assets in liquidation should be provided which reports the estimated gains and losses on liquidation. Further, the notes to the financial statements should disclose the plan of liquidation and the basis of presentation, along with the applicable disclosures normally required under GAAP. The results of operations and cash flows may continue to be disclosed in a separate statement or summarized in the footnotes.

Report of Independent Registered Public Accounting Firm, page F-2

2. Also, as there is uncertainty about your continued existence, and given the Chapter 7 liquidation order by the Bankruptcy Court in October 2002, please have your auditors explain to us in detail why the auditors` report was not prepared based on the assumption of liquidation of your Company. Please advise or have the auditors` revise their audit opinion. Reference is made to Section 607.02 of the Codification of Financial Reporting Policies.

Statements of Operations, page F-5

3. Please delete from the fiscal year December 31, 2003 column, the
$(354,887) amount of `operating income (loss)` as it is unclear how such amount was derived, without displaying any corresponding revenue or expense amounts. Please delete or, if necessary, advise.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ralph M. Amato
BoysToys.com, Inc.
June 2, 2005
Page 3

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 942-1912, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
942-1952 with any other questions.

      Sincerely,



      Joseph A. Foti
								Senior Assistant Chief
Accountant

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